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Cofounder of Varda, Principal at Founders Fund

Miami, Florida, United States · Contact info

4,127 followers · 500+ connections

Varda Space Industries

Massachusetts Institute of Technology

Experience

Co-Founder, President, Chairman
Varda Space Industries · Full-time
Aug 2020 - Present · 1 yr 7 mos

Principal
Founders Fund
Mar 2019 - Present · 3 yrs

Primarily focused on fintech, healthcaretech, consumer hardware, influencer/media/apparel, real estate and aero/astro

Khosla Ventures
1 yr 10 mos

- **Principal**
  Aug 2018 - Feb 2019 · 7 mos

  Primarily focused on fintech, healthcaretech, consumer hardware, and aero/astro

- **Chief Of Staff**
  May 2017 - Aug 2018 · 1 yr 4 mos

  Was Chief Of Staff to Keith Rabois, one of the general partners at Khosla Ventures

Teespring
11 mos

- **GM of Music and Entertainment**
  Jan 2017 - May 2017 · 5 mos
  Greater Los Angeles Area

  Ran the music and entertainment division

- **GM of Marketplace**
  Jul 2016 - Dec 2016 · 6 mos
  San Francisco Bay Area

  Ran the online marketplace-driven sales

CEO
Nightingale App
Jan 2013 - Jul 2016 · 3 yrs 7 mos

YC Summer 14
Thiel Fellow class of 2013

See all 9 experiences

Education

Massachusetts Institute of Technology
Dropout, Computer Science
2011 - 2013

Dropped out in 2013